
DANIEL
STAND FOR THE TRUTH

INVEST IN **DANIEL FILM LLC**

DANIEL Movie: Help Us Reach a Top 3 Box Office Opening in 2026

unveiltv.com Albuquerque, NM Entertainment Film

Highlights

1. Team's resume includes the $110Million hit movie I Can Only Imagine, Reagan & 2025 Release Zero A.D.
2. Mena Massoud, star of Disney's $1.2 Billion Dollar hit Aladdin, stars as DANIEL
3. Principal Photography was FUNDED by previous WeFunder round!

4. $600,000 P&A Fund Will be Matched for first $600,000 raised for Marketing

5. Cannes Film Festival 2024 award winning Cinematographer attached

6. The Kooman Brothers films She Has A Name & Breath of Life have reached over 25Million homes

7. Our goal is to inspire audiences globally to Stand For the Truth, like Daniel & his three friends

Featured Investor



Bryan & Lisa McIver in

Syndicate Lead

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Invested $25,000

Bryan & Lisa McIver oversee the McIver Family Foundation and have been teammates in entrepreneurship since they were married, 20 years ago.

"We're excited for the excellent progress that the team has made in bringing the project to this point. We are confident that the DANIEL movie has all the hallmarks of a breakout independent faith-based theatrical success and that this round represents a compelling entry point for investors. As lead investors in the first round, we've had a front-row seat to how the founders have executed — from securing a high-caliber cast (including Mena Massoud), to locking in a $600,000 match for P&A, to attaching an award-winning cinematographer and leaning into partnerships with biblical scholars and faith organizations. We believe this project has strong upside. The team has demonstrated real traction, the story has built-in audience appeal, and the matching marketing dollars materially de-risk the promotional execution. As lead backers, we fully support this round and encourage other investors to join us in bringing this powerful cinematic vision to life"

Our Team



Daniel Kooman Writer/Director

Best Director at numerous International Film Festivals for She Has A Name, a hard-hitting drama starring Will Yun Lee & Gil Bellows. Daniel's best-

selling book Breath of Life is a 4-part Series featuring Dallas Jenkins, Skillet & TFK.



Travis Mann Producer

Executive Producer of I Can Only Imagine, earning over $110 Million in global revenues. Travis is also Executive Producer of the 2024 film Reagan, & 2025's Zero A.D.



Matthew Kooman Writer/Director

As a visionary creator, Matthew has won International film awards as Producer and Director of She Has A Name, Breath of Life & Dream: Find Your Significance. Matthew's work lives on Prime Video, Tubi & UnveilTV which he co-founded with his brothers.

Film Production Underway! Let's Raise the Marketing Budget to Potentially Reach Millions with the story of DANIEL...

5 Reasons to Invest in DANIEL's 2nd Round


DANIEL
BRING SCRIPTURE TO THE BIG SCREEN

1. **With a 1000+ Screen Release in Movie Theaters**, Daniel is poised to reach a massive audience with one of the Bible's most powerful stories of faith.
2. Producing team with over **$140 Million in box office revenue** on conservatively-budgeted independent films.
3. **$600,000 partner for P&A** (prints/advertising) EFFECTIVELY DOUBLES your investment in the Movie! This will enable us to potentially reach MILLIONS of viewers, earning great theatrical exhibition revenue.
4. Investors recoup 110% of principal plus their pro-rata share of **50% of the backend in perpetuity,** *AND* fan based perks!
5. Producers have the support of **key Bible-based organizations** and Old Testament scholars for an accurate, inspiringly fresh take on a beloved Biblical character.

About the Founders:


WRITTEN & DIRECTED BY THE KOOMAN BROTHERS
God has given The Kooman Brothers an important, creative voice.
- Dallas Jenkins
Creator of The Chosen
The Kooman Brothers' movies She Has A Name and Breath of Life have streamed in more than 25Million homes, winning numerous industry awards & film festivals.




TRAVIS MANN
PRODUCER
Our producer developed the hit movie *I Can Only Imagine*, which has earned more than $110 Million in Global Revenue.
J. MICHAEL FINLEY MADELINE CARROLL TRACE ADKINS PRISCILLA C. SHIRER AND DENNIS QUAID
I CAN ONLY IMAGINE
THE SONG YOU KNOW. THE STORY YOU DON'T.
"BOTH BEAUTIFUL AND EMOTIONALLY POWERFUL."
— USA Today


STARRING
MENA MASSOUD
AS
DANIEL
Told in a Biblically accurate way, the film begins with young Daniel, not more than 18 years old according to the Text, being exiled into Babylon. Mena Massoud, the star of Disney's live action *Aladdin* plays Daniel.

First look Teaser.

Filming is underway with wrap date of October 22, 2025. Full movie trailer coming soon!


DANIEL Movie Teaser First Look Coming to Theaters S...
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DANIEL
STAND FOR THE TRUTH
Watch on YouTube

All revenue projections are speculative, and can not be guaranteed. At the same time, producers due diligence has been completed, with market research to determine possible revenue streams for the completed movie.


PROJECTIONS
BASED ON CAMPARABLES
$110M Worldwide
$20M Budget
ROI EST. 3X
RISEN
$21.5M Worldwide
$6M Budget
ROI EST. 3X
UNPLANNED
$64 Worldwide
$2M Budget
ROI EST. 10X
GOD'S NOT DEAD
$19.5M +
$4M Budget
ROI EST. 4X +
DANIEL
STAND FOR THE TRUTH


REVENUE STREAMS
*PROJECTIONS HAVE BEEN MADE AFTER THOROUGH
MARKET RESEARCH, BUT NOT ALL ARE GUARANTEED
TAX CREDIT $ 600,000
EARLY TV SALES $ 400,000
CONSERVATIVE BOX OFFICE ESTIMATE (SDG RELEASE IN NORTH AMERICA) $12,000,000 +
VOD & SVOD $ 6,000,000 +


DEVOTIONALS, MERCH
$ 500,000
$19.5Million USD + *

More faith-based success stories, including our film producer Travis Mann's hit *I Can Only Imagine*:


MORE VALUES-BASED SUCCESS STORIES
$24M revenue year one
#2 USA Bluray release
$20Million + revenue year one
Trended Top 5 on USA Amazon
$110M global revenue
Producer T. Mann is on our film
THE BLIND
THE TRUE STORY OF THE ROBERTSON FAMILY
HIS ONLY SON
I CAN ONLY IMAGINE
Estimated ROI 4X
Estimated ROI 5X
Estimated ROI 6X


PARTNERSHIPS
THE KOOMAN BROTHERS have engaged COLLIDE MEDIA (who have marketed 120 of the 250 faith-based films released globally) to work on partnership growth for the film.
Collide's partner list includes:
Dr. David Jeremiah Ministries
YouVersion
Moody Bible Institute
Bible Gateway
American Bible Society
Museum of the Bible
The Gospel Coalition




SEQUEL
THE LION'S DEN
DANIEL is Part One in a Two-Part epic.
Your partnership in bringing Part 1 to life, sets up a hit sequel - Daniel: Lions Den, Part 2 in this thrilling movie adaptation of The Book of Daniel.
Early investors are the first ones invited to invest in Part 2.

Target Release Date: Between Easter 2026 and September 2026


THE PASSION OF THE CHRIST
The CHOSEN
PAUL
APOSTLE OF CHRIST
FROM THE PRODUCER OF I CAN ONLY IMAGINE
DANIEL
STAND FOR THE TRUTH
SON OF GOD
HOUSE OF DAVID
COMING SOON

LET'S TALK ABOUT THE PERKS:

Yes, if you invested previously, the perks are cumulative so you can add your investments together to bump up to a higher perk level!

$250: Your Name in the Credits! You helped us make it, now your name is part of cinematic history.*

$500: Three Film Package! In addition to your name in the movie's credits, receive 3 of The Kooman Brothers previous films & series as Digital HD copy.

$1,000: UnveilTV Annual Subscription! Get a 1-year Full membership to The Kooman Brothers exclusive streaming platform, with all-access pass to the movie and series content, and early behind-the-scenes access to the making of *Daniel*. Plus the previous perks.

$3,000: Filmmaker's Merchandise Package! This Gift Set will not disappoint, featuring merchandise and media from *Daniel* & previous Unveil Studios projects. Plus previous perks.

$5,000: Receive a Collector's Edition, Signed, Daniel movie poster! Signed by the Directors and Lead Actors. Plus the previous perks.

$10,000: Get a first look at the script! This script will make you a believer. With this perk, you'll be granted exclusive access to read the script before it makes its way to the big screen. Plus the previous perks.**

$20,000: Invitation to the World Premiere! Come join us on the red carpet as we celebrate the opening of the movie. Mingle with celebrities and be the very first audience to watch the story come to life on the big screen! Plus the previous perks.***

$50,000: Own a piece of the Daniel movie! This perk is for the movie lovers who love collector's items! In addition to receiving an autographed poster, you'll be gifted a one of a kind prop following the release of the movie. Plus the previous perks.

$100,000: Associate Producer Credit. Your name will get shared slate with any other $100-249K level Investors. A significant credit on the completed film because you are a key part of the Production's legacy. Plus the previous perks.*

$250,000: Executive Producer Credit. You will be given a single or shared slate credit with other Executive Producers of the Daniel movie. We could not have completed this project without you. Plus, receive 2 VIP passes for the world premiere that includes a private meet and greet with the stars and

a trip down the red carpet. Plus the previous perks.*

**Credit on theatrical release is based on final distributor approval. But is guaranteed to appear in UnveilTV releases and websites and other platforms such as streaming, on DVD and more.*

***A signed NDA will be required prior to receiving a copy of the script.*

****Travel and lodging not included.*

More about the story:



Heart of DANIEL: A Conversation with the Directors
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UNVEIL STUDIOS
DANIEL KOOMAN
WRITER/ DIRECTOR
MATTHEW KOOMAN
WRITER/ DIRECTOR
HEART OF
DANIEL
Watch on YouTube



SYNOPSIS


597BC. In the first dramatic months of the Jewish exile into Babylon, Daniel and his brave friends are put to the test as the armies of Babylon take over Jerusalem.
Facing danger at every turn, the story climaxes at the fiery furnace, where they will be called to make the ultimate sacrifice, and decide once and for all whether they are willing to stand for the truth, even in the face of certain death.
A true story about overcoming the impossible.


MYSTERY
THAT WILL SURPRISE & INSPIRE
Biblical twists, hiding in plain sight within the Text will shock and delight the audience, building tremendous word of mouth.

Ready to reserve?

Our offering involves preferred stock ownership, giving you a stake in the film alongside us. Investors are prioritized to recoup 110% of their principal investment before profit-sharing begins. Following this, investors receive a pro-rata share of 50% of the backend, along with exclusive perks outlined above.

How does the film make money?

There are a variety of ways for films to generate revenue:

- Box Office: The most traditional and significant revenue stream for films

is box office earnings. When a film is shown in theaters, a portion of ticket sales goes to the film's distributor and production studio. The percentage varies depending on factors like the film's budget, distribution deals, and performance.

- Home Entertainment: Films generate revenue through home entertainment sales and rentals, including DVD and Blu-ray sales, digital downloads, and streaming rights. This revenue stream has become increasingly important with the rise of streaming platforms like Netflix, Hulu, Amazon Prime Video, Disney+, and more.
- Television and Cable Rights: Films can also earn revenue through licensing agreements with television networks and cable channels for broadcast rights. These agreements may include both domestic and international distribution.
- Ancillary Markets: Films can generate revenue from ancillary markets such as airline and hotel screenings, educational distribution, and licensing agreements for theme park attractions or museum exhibitions.
- International Sales: Films can earn revenue from international distribution deals, including theatrical releases, home entertainment, and television rights in foreign markets.

Future projections are not guaranteed.

How are profits distributed?

1. Recoupment of Costs (Expenses): The first step in the waterfall is often the recoupment of production costs and other expenses associated with the film. This includes expenditures such as production costs, marketing expenses, distribution fees, and overhead costs. These costs must be recouped before any revenue is distributed to investors or profit participants.
2. Debt: The next step is to allocate revenue towards settling any outstanding debts or deferred payments that the production has

outstanding debts or deferred payments that the production has incurred. This includes any loans or financial obligations the production may have, as well as any fees that have been deferred for producers or directors involved in the project. (Daniel Film LLC is currently debt free!)

3. Investors' Preferred Return of Capital: Once costs are recouped, the next step is the return of capital to investors. Investors receive their initial investment amount plus 10% before any additional profits are distributed.

4. People making the project don't participate in profits until investors are paid back first.

5. Residuals and Guild Payments: If applicable, payments to guilds (such as the Screen Actors Guild) and residuals to talent for their ongoing participation in the film's success may be distributed at this stage.

6. Profit Sharing: Once all prior obligations are fulfilled, any remaining profits are distributed to investors based on a pro-rata share of 50% of the backend.

Future projections are not guaranteed.

Thank you for partnering with us to inspire global audiences through the timeless story of Daniel, Shadrach, Meshach and Abednego.

"*Daniel Film LLC* is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."